StoneMor GP, LLC

3600 Horizon Boulevard

Trevose, Pennsylvania 19053

(215) 826-2800

November 13, 2019

Via EDGAR

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4

(Registration No. 333-233712) of StoneMor GP, LLC.

Ladies and Gentlemen:

On behalf of StoneMor GP, LLC and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on November 15, 2019, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you need any additional information, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Brittany A. Sakowitz at (713) 758-3216.

Securities and Exchange Commission

November 13, 2019

Very truly yours,

STONEMOR GP, LLC

By:	/s/ Joseph M. Redling
Name:	Joseph M. Redling
Title:	President and Chief Executive Officer